RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

March 14, 2005

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
<u>12g3-2(b) Exemption - 82-3553</u>

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

1. News Release dated December 20, 2004;
2. BC Form 51-102F3, Material Change Report dated December 20, 2004;
3. TSX Venture Exchange private placement acceptance letter;
4. News Release dated January 17, 2005;
5. BC Form 51-102F3, Material Change Report dated January 17, 2005;
6. British Columbia Securities Commission Form 45-103F4;
7. News Release dated January 26, 2005;
8. BC Form 51-102F3;
9. News Release dated February 16, 2005;
10. BC Form 51-102F3;
11. TSX Venture Exchange private placement approval letter;
12. News Release dated February 28, 2005;
13. BC form 51-102F3;
14. British Columbia Securities Commission Form 45-103F4.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:

Toni Vodola

Corporate Secretary

Enclosures

82-3555

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

NEWS RELEASE

VANCOUVER, BC – December 20, 2004 --- Raytec Development Corp. (the "Company") is pleased to announce that, subject to regulatory acceptance, it has arranged a non-brokered private placement in the amount of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per share for a period of one year from the date of issuance of the units. The warrants will be subject to forced exercise if, the common shares of the Company trade at or above $0.30 for a period of 10 consecutive trading days. The warrant holders will have 30 days thereafter to exercise their warrants. The proceeds will be used for general working capital purposes.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni, President

82-5555

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS OF COMPANY

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

December 20, 2004

ITEM 3 NEWS RELEASE

December 20, 2004 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Unit Private Placement

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, subject to regulatory acceptance, it has arranged a non-brokered private placement in the amount of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per share for a period of one year from the date of issuance of the units. The warrants will be subject to forced exercise if, the common shares of the Company trade at or above $0.30 for a period of 10 consecutive trading days. The warrant holders will have 30 days thereafter to exercise their warrants. The proceeds will be used for general working capital purposes.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 EXECUTIVE OFFICERS

Jerry Minni – Director, Tel., 604-683-8610

ITEM 9 DATE OF REPORT

Dated at Vancouver, B.C. this 20th day of December, 2004.

"JERRY A. MINNI"

JERRY A. MINNI, Director

TSX venture
EXCHANGE

82-3553

January 14, 2005

Fax: 604-683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Jerry A, Minni

Dear Sirs\Mesdames:

Re: RAYTEC DEVELOPMENT CORP. ("RAY")
Private Placement-Non-Brokered – Submission #99897

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 20, 2004:

Number of Shares:	2,000,000 shares
Purchase Price:	$0.10 per share
Warrants:	2,000,000 share purchase warrants to purchase 2,000,000 shares
Warrant Exercise Price:	$0.10 for a one year period
Number of Placees:	six placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
Jerry Minni	Y	1,450,000
Jerry Bella	Y	25,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Analyst
Listed Issuer Services

CC\nl

File: ::ODMA\PCDOCS\DOCP\1417071\1

82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. COMPLETES UNIT PRIVATE PLACEMENT

VANCOUVER, BC – January 17, 2005 --- Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated December 20, 2004, it has completed a private placement of 2,000,000 units at a price of $0.10 per unit to four placees and two directors of the Company. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of one year at a price of $0.10 per share. If the closing price of the Company's shares is $0.30 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day. The securities issued pursuant to the private placement are subject to a hold period expiring May 14, 2005 and May 15, 2005 respectively.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, Jerry Minni, Certified General Accountant, of Vancouver, British Columbia, is the beneficial owner of 10% or more of the outstanding securities of the Company and pursuant to the private placement Mr. Minni acquired an additional 1,450,000 common shares and 1,450,000 share purchase warrants of the Company representing an additional 2% or more of the issued and outstanding shares of the Company. Mr. Minni now holds 48% of the issued and outstanding common shares of the Company, such securities listed and trading on the TSX Venture Exchange. If Mr. Minni exercises all of his warrants, he will hold 57% of the total fully diluted issued and outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

A report of this acquisition will be filed with the British Columbia Securities Commission pursuant to section 111 of the BC Securities Act. A copy of this report may be obtained by contacting Jerry Minni, Director, c/o, Raytec Development Corp., Suite 1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604 681-8610.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: ______________________
Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS OF COMPANY

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

January 14, 2005

ITEM 3 NEWS RELEASE

January 17, 2005 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Completion of Unit Private Placement

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated December 20, 2004, it has completed a private placement of 2,000,000 units at a price of $0.10 per unit to four placees and two directors of the Company. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of one year at a price of $0.10 per share. If the closing price of the Company's shares is $0.30 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day. The securities issued pursuant to the private placement are subject to a hold period expiring May 14, 2005 and May 15, 2005 respectively.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, Jerry Minni, Certified General Accountant, of Vancouver, British Columbia, is the beneficial owner of 10% or more of the outstanding securities of the Company and pursuant to the private placement Mr. Minni acquired an additional 1,450,000 common shares and 1,450,000 share purchase warrants of the Company representing an additional 2% or more of the issued and outstanding shares of the Company. Mr. Minni now holds 48% of the issued and outstanding common shares of the Company, such securities listed and trading on the TSX Venture Exchange. If Mr. Minni exercises all

of his warrants, he will hold 57% of the total fully diluted issued and outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

A report of this acquisition will be filed with the British Columbia Securities Commission pursuant to section 111 of the BC Securities Act. A copy of this report may be obtained by contacting Jerry Minni, Director, c/o, Raytec Development Corp., Suite 1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604 681-8610.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 EXECUTIVE OFFICERS

Jerry Minni – Director, Tel., 604-683-8610

ITEM 9 DATE OF REPORT

Dated at Vancouver, B.C. this 17th day of January, 2005.

JERRY A. MINNI, Director

82-3553

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Raytec Development Corp.

1104-750 West Pender Street

Vancouver BC

V6C 2T8

Canada

()

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting

British Columbia
Alberta

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

01/14/2005

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Units		525,000.00	
	Common Shares	Each unit consist of one common share and one share pruchase warrant to purchase one share at $0.10 per share until January 14, 2006 unless the Issuer's shares trade at or above $0.30 for 10 consectuvie trading days, at which time the warrant holder will have 30 days to exercise its warrrant; otherwise the warrant will expire onthe 31st day.	01/14/2006

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, bellow.

Each jurisdiction where purchasers reside		Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
CAN	BC	0.10	$7,500.00
CAN	QUE	0.10	$5,000.00
CAN	SASK	0.10	$40,000.00
Total dollar value of distribution in all jurisdictions (Canadian$)		**0.30**	**$52,500.00**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Not Applicable			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true

Date: 01/19/2005

Raytec Development Corp.

Name of issuer or vendor (please print)

Jerry A. Minni President

Print name and position of person signing

Jerry A. Minni

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distribution under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued a payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residental address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date distributed
Vera Minni #1104-750 West Pender Street Vancouver V6C 2T8 BC Canada	Units 75,000.00	$7,500.00	MI 45-103, s. 3.1(2)	01/14/2005
John Stephenson 520 9th Street Saskatoon S7N 0B1 SASK Canada	Units 200,000.00	$20,000.00	MI 45-103, s. 5.1(2)	01/14/2005

Blake Stephenson 520 9th Street Saskatoon S7N 0B1 SASK Canada	Units 200,000.00	$20,000.00	MI 45-103, s. 3.1(2)	01/14/2005
Harold Rich 49 Nelson Avenue Outremont H2V 3Z8 QUE Canada	Units 50,000.00	$5,000.00	MI 45-103, s. 3.1(2)	01/14/2005

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 - 405 Broadway Avanue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 - 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

82-3553

RAYTEC DEVELOPMENT CORP.

#1104 -750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol: **TSX-V: RAY**
US: RAYTF

NEWS RELEASE

TSUNAMI RELIEF AID - INDONESIA

VANCOUVER, BC – January 26, 2005 — Raytec Development Corp. (the "Company") is pleased to announce that Avantec Technologies Inc. ("Avantec"), a subsidiary of the Company, is providing relief aid to the victims in South East Asia in the form of water purification portable packets. Water disinfection is a vital need in the prevention of waterborne diseases as well as maintaining the health of the victims. Safe drinking water is a priority in terms of current relief efforts as well as providing a long-term solution particularly in remote areas where contamination and lack of adequate water treatment facilities are a reality.

In cooperation with the International Aid group (www.internationalaid.org) Avantec is shipping 5,000 individual packets to Indonesia. The International Aid group is a global relief non-profit organization with a long history of providing supporting solutions and healthcare to many parts of the world.

The water purification packets represent state-of the-art technology based on Avantec's patented dry-media chlorine dioxide technology. Bernardo Rico, President & CEO of Avantec indicates that "...this technology provides the broadest water disinfection based on its capacity to kill bacteria, viruses and parasites". In addition he says"... the individual packets are a safe and easy way to disinfect individual needs of up to 20 liters of water per packet. A simple container is all that is needed."

This will be the second time a Canadian group will be assisting in the provision of clean drinking water in the Tsunami hit region. Avantec's individual packets will complement the daily water supply that is currently being produced by the Disaster Assistance Response Team ("DART"), through the use of equipment and technical expertise, which has already been deployed in Sri Lanka by the Canadian government. Avantec's 5,000 individual packets are capable of producing 100,000 liters of drinking water without the use of equipment or technical expertise.

The individual packets were manufactured at the Companies operating facility located in Columbus, Ohio.

Avantec plans to provide similar support to other relief organizations in countries such as Sri Lanka, Thailand and India.

The Company is also pleased to announce that, subject to regulatory acceptance, it has arranged a non-brokered private placement in the amount of 500,000 units of the Company at a price of $0.10 per unit for gross proceeds of $50,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.13 per share for a period of one year from the date of issuance of the units. The warrants will be subject to forced exercise if, the common shares of the Company trade at or above $0.30 for a period of 10 consecutive trading days. The warrant holders will have 30 days thereafter to exercise their warrants. The proceeds will be used for general working capital purposes.

About Raytec Development Corp. (RAY) www.raytecgroup.com
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North America commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyers, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec Technologies Inc. (AVV) www.avantecsafe.com
AVV is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. Avantec's core technology, has EPA registration as a biocide for food surface sanitation and cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing and odor control. The Company is also pursing additional patents and product registration. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

RAYTEC DEVELOPMENT CORP.

Per: *"Jerry A. Minni"*

Jerry A. Minni, President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1 **NAME AND ADDRESS OF COMPANY**

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 **DATE OF MATERIAL CHANGE**

January 26, 2005

ITEM 3 **NEWS RELEASE**

January 26, 2005 through the facilities of the TSX Venture Exchange.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

Tsunami Relief Aid - Indonesia
Unit Private Placement

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

Raytec Development Corp. (the "Company") is pleased to announce that Avantec Technologies Inc. ("Avantec"), a subsidiary of the Company, is providing relief aid to the victims in South East Asia in the form of water purification portable packets. Water disinfection is a vital need in the prevention of waterborne diseases as well as maintaining the health of the victims. Safe drinking water is a priority in terms of current relief efforts as well as providing a long-term solution particularly in remote areas where contamination and lack of adequate water treatment facilities are a reality.

In cooperation with the International Aid group (www.internationalaid.org) Avantec is shipping 5,000 individual packets to Indonesia. The International Aid group is a global relief non-profit organization with a long history of providing supporting solutions and healthcare to many parts of the world.

The water purification packets represent state-of the-art technology based on Avantec's patented dry-media chlorine dioxide technology. Bernardo Rico, President & CEO of Avantec indicates that "...this technology provides the broadest water disinfection based on its capacity to kill bacteria, viruses and parasites". In addition he says "... the individual packets are a safe and easy way to disinfect individual

he says "... the individual packets are a safe and easy way to disinfect individual needs of up to 20 liters of water per packet. A simple container is all that is needed."

This will be the second time a Canadian group will be assisting in the provision of clean drinking water in the Tsunami hit region. Avantec's individual packets will complement the daily water supply that is currently being produced by the Disaster Assistance Response Team ("DART"), through the use of equipment and technical expertise, which has already been deployed in Sri Lanka by the Canadian government. Avantec's 5,000 individual packets are capable of producing 100,000 liters of drinking watering without the use of equipment or technical expertise.

The individual packets were manufactured at the Companies operating facility located in Columbus, Ohio.

Avantec plans to provide similar support to other relief organizations in countries such as Sri Lanka, Thailand and India.

The Company is also pleased to announce that, subject to regulatory acceptance, it has arranged a non-brokered private placement in the amount of 500,000 units of the Company at a price of $0.10 per unit for gross proceeds of $50,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.13 per share for a period of one year from the date of issuance of the units. The warrants will be subject to forced exercise if, the common shares of the Company trade at or above $0.30 for a period of 10 consecutive trading days. The warrant holders will have 30 days thereafter to exercise their warrants. The proceeds will be used for general working capital purposes.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 EXECUTIVE OFFICERS

Jerry Minni – Director, Tel., 604-683-8610

ITEM 9 DATE OF REPORT

Dated at Vancouver, B.C. this 26th day of January, 2005.

"JERRY A. MINNI"

JERRY A. MINNI, Director

f53MCR.doc

82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

TSX-V: RAY
US: RAYTF

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. GRANTS STOCK OPTIONS FOR 530,000 SHARES

VANCOUVER, BC – February 16, 2005 --- Raytec Development Corp. (the "Company") announces that it has granted stock options to directors and employees under its stock option plan in the amount of 530,000 shares in the capital stock of the Company exercisable at a price of $0.17 per share until February 16, 2007.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni, President

82-3553

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1 **NAME AND ADDRESS OF COMPANY**

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 **DATE OF MATERIAL CHANGE**

February 16, 2005

ITEM 3 **NEWS RELEASE**

February 16, 2005 through the facilities of the TSX Venture Exchange.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

Grant of Stock Options

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

Raytec Development Corp. (the "Company") announces that it has granted stock options to directors and employees under its stock option plan in the amount of 530,000 shares in the capital stock of the Company exercisable at a price of $0.17 per share until February 16, 2007.

ITEM 6 **RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102**

N/A

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 **EXECUTIVE OFFICERS**

Jerry Minni – Director, Tel., 604-683-8610

ITEM 9 DATE OF REPORT

Dated at Vancouver, B.C. this 16th day of February, 2005.

"JERRY A. MINNI"

JERRY A. MINNI, Director

f53MCR.doc

TSX venture EXCHANGE

82-3553

February 24, 2005

Fax: 604-683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Toni Vodola

Dear Sirs\Mesdames:

Re: RAYTEC DEVELOPMENT CORP. ("RAY")
Private Placement-Non-Brokered – Submission #101012

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 26, 2005:

Number of Shares:	100,000 shares
Purchase Price:	$0.10 per share
Warrants:	100,000 share purchase warrants to purchase 100,000 shares
Warrant Exercise Price:	$0.13 for a one year period
Number of Placees:	one placee

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

Colleen Chambers /nl

Colleen Chambers
Analyst
Listed Issuer Services

CC\nl

File: ::ODMA\PCDOCS\DOCP\144029l\1

82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

TSX-V: RAY
US: RAYTF

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. COMPLETES UNIT PRIVATE PLACEMENT

VANCOUVER, BC – February 28, 2005 --- Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated January 26, 2005, it has completed a private placement of 100,000 units at a price of $0.10 per unit to one placee. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of one year at a price of $0.13 per share. If the closing price of the Company's shares is $0.30 or greater for a period of 10 consecutive trading days, then the warrant holder will have 30 days to exercise his warrants, otherwise the warrants will expire on the 31st day. The securities issued pursuant to the private placement are subject to a hold period expiring June 25, 2005.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS OF COMPANY

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

February 24, 2005

ITEM 3 NEWS RELEASE

February 28, 2005 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Completion of Unit Private Placement

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated January 26, 2005, it has completed a private placement of 100,000 units at a price of $0.10 per unit to one placee. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of one year at a price of $0.13 per share. If the closing price of the Company's shares is $0.30 or greater for a period of 10 consecutive trading days, then the warrant holder will have 30 days to exercise his warrants, otherwise the warrants will expire on the 31st day. The securities issued pursuant to the private placement are subject to a hold period expiring June 25, 2005.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 EXECUTIVE OFFICERS

Jerry Minni – Director, Tel., 604-683-8610

ITEM 9 DATE OF REPORT

Dated at Vancouver, B.C. this 28th day of February, 2005.

"JERRY A. MINNI"

JERRY A. MINNI, Director

82-3553

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Raytec Development Corp.

1104-750 West Pender Street

Vancouver BC

V6C 2T8

Canada

()

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting

British Columbia

Alberta

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

02/24/2005

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Units		100,000.00	
	Common Shares	Each unit consists of one common share and one non-transferable share purchase warrant to purchase one share at $0.13 per share until February 24, 2006 unless the Issuer's shares trade at or above $0.30 for 10 consecutive trading days, at which time the warrant holder will have 30 days to exercise his warrant; otherwise the warrant will expire on the 31st day	02/24/2006

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, bellow.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
CAN BC	0.10	$10,000.00
Total dollar value of distribution in all jurisdictions (Canadian$)		**$10,000.00**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Not Applicable			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true

Date: 02/28/2005

Raytec Development Corp.

Name of issuer or vendor (please print)

Jerry A. Minni President

Print name and position of person signing

Jerry A. Minni

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distribution under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued a payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residental address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date distributed
Joe Scorda 6979 Nanaimo Street Vancouver V5P 4L7 BC Canada	Units 100,000.00	$10,000.00	MI 45-103, s. 3.1(2)	02/24/2005

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 - 405 Broadway Avanue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 - 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899